SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21th floor

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Relevant Fact " dated on November 21, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Relevant Fact

November 21, 2005 (01 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – November 21, 2005) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), informs that its Board of Directors, on its meeting held on November 21, 2005, approved the proposal that aims the corporate restructuring of its subsidiaries Assist Telefônica S.A. (“Assist”), Santo Genovese Participações Ltda. (“Santo Genovese”) and Atrium Telecomunicações Ltda. (“Atrium”).

Assist is a fully-owned subsidiary of Telesp, whose business includes activities related to telecommunications services; Santo Genovese is a subsidiary of Telesp and, in turn, the controlling company of Atrium which operates in rendering services related to telecommunications services. Assist does not have participation in the ownership of Santo Genovese nor Atrium.

The operation will have the following steps:

1st Step: Atrium will be incorporated by Santo Genovese, and will be extinct as a result of such operation. The incorporation of Atrium will not imply an increase in the capital stock of the incorporating company Santo Genovese.

2nd Step: Santo Genovese will be incorporated by Assist, and will be extinct as a result of such operation. The shares of Santo Genovese owned by Telesp will be replaced by shares to be issued by Assist following the capital stock increase as a result of the incorporation of the equity of Santo Genovese. The shares to be issued by Assist will be totally allocated to Telesp, as replacement of its investment in Santo Genovese. No additional shareholders will be accepted in Assist, which will maintain its condition of fully-owned subsidiary of Telesp and will start to execute the activities previously executed by Atrium.

The equity of the companies, for incorporation purposes, will be appraised at book value by experts appointed according to the current legislation.

The resolutions will be taken by the shareholders of the participating companies and will be made official through the corporate acts applicable to the respective corporate types. The bylaws of the incorporating company, Assist, will be modified to reflect the alterations resulting from this operation.

The management of the Company understands that the proposed corporate restructuring will bring value to its shareholders and clients, since it will allow the maximization of synergies through the unification of activities within a single company. It will also help to rationalize the management, simplify the corporate and administrative structure and, at the same time, offer its clients more integrated services with strengthened commercial structure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 21, 2005	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director